UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2005
Commission File Number 000-25383
Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Electronics City, Hosur Road, Bangalore – 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

     This Form 6-K contains our Report (the “Report”) for the first quarter ended June 30, 2005, which we mailed to holders of our equity shares and American Depositary Shares on or about August 1, 2005. The Report is attached to this Form 6-K as Exhibit 99.1.
     Also included in this Form 6-K is additional information regarding our financial condition and results of operations for the first quarter ended June 30, 2005, and certain other information that we have made available to the public on our web site at www.infosys.com since August 2, 2005. The additional information includes: At a glance – Indian GAAP (Non-consolidated financials); Ratio analysis as per Indian GAAP (Non-consolidated); At a glance – US GAAP; Shareholder information and addresses of our offices and subsidiaries. The additional information is attached to this Form 6-K as Exhibit 99.2.
     The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited

/s/ Nandan M. Nilekani

Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director
Date: August 5, 2005

INDEX TO EXHIBITS

No.	Description of Exhibits

99.1	Report for the first quarter ended June 30, 2005

99.2	Additional Information